SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 18, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on October 18, 2004

Amsterdam / Denver • 18 October 2004

ING to exit individual life reinsurance business in the U.S.
Signs co-insurance agreement with Scottish Re

ING Group has decided to exit the individual life reinsurance business in the U.S. as part of its ongoing strategy to focus on core businesses. As a result, ING has signed a co-insurance agreement with Scottish Re.

The transaction with Scottish Re is structured such that Scottish Re will reinsure the individual life reinsurance business of ING Re. ING will transfer all assets and reinsure the liabilities of the business through Scottish Re. ING will also pay Scottish Re a ceding commission of EUR 450 million (USD 560 million). Assets will be held in trust for the benefit of ING Re reinsureds and Scottish Re will manage the assets within agreed investment guidelines. Scottish Re will assume the obligations of the business, including client service, administration and claims payments. All future business after the closing of the transaction will be written by Scottish Re.

The decision completes the strategic review of the individual life reinsurance business and the study of the mortality assumptions at the unit announced earlier this year.

The agreement with Scottish Re, which is expected to be completed in the fourth quarter, will lead to a loss for ING of approximately EUR 500 million after tax, including the ceding commission mentioned above. Of that EUR 500 million, ING will take a charge of EUR 160 million after tax in the third quarter of 2004 to reduce deferred acquisition costs because of mortality experience in the business. Of the remaining EUR 340 million after tax, EUR 100 million will be taken as a charge in the fourth quarter primarily to write off a tax asset that will not be realisable as a result of the transaction. The remaining EUR 240 million will be amortised over the life of the business, resulting in a charge to the profit & loss account of EUR 25 million in 2005 and gradually decreasing in subsequent years as the business runs off.

“The transaction fits into ING’s strategy to actively manage its portfolio of businesses, allocating capital to those businesses where it can generate the best returns,” said Fred Hubbell, ING’s Executive Board member responsible for Insurance Americas. “It will reduce volatility in ING’s earnings, increase the return on economic capital, improve the Group’s debt/equity and solvency ratios, and allow management to focus on our core wealth management business in the U.S.”

The transaction is expected to reduce the capital requirements of ING’s U.S. insurance business by EUR 700 million, improve ING Group’s debt/equity ratio by 20 basis points and increase the capital coverage ratio of ING Insurance by 19 percentage-points.

The transaction is subject to regulatory approvals and is expected to close by year-end. ING’s Minneapolis-based group reinsurance business is not affected by the transaction.

Despite the aforementioned charges, ING remains confident about its results for the full year 2004. It will publish results for the first nine months on November 4.

Lehman Brothers acted as financial advisor to ING on the strategic review and on this transaction.

Press enquiries: Dorothy Hillenius, ING Group, +31 20 541 6522, dorothy.hillenius@ing.com Dianne Bernez, ING Americas, +1 770 618 3910, dianne.bernez@us.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

ING’s individual life reinsurance business in the U.S. is based in Denver, Colorado and Ft. Wayne, Indiana and employs approximately 200 people.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: October 18, 2004